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Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following FAQ was posted on Adobe Systems Incorporated's internal website on April 18, 2005:

ADOBE—MACROMEDIA ACQUISITION ANNOUNCEMENT
Frequently Asked Questions—Internal

        On April 18, 2005, Adobe Systems Incorporated (Nasdaq: ADBE) announced a definitive agreement to acquire Macromedia (Nasdaq: MACR) in an all-stock transaction valued at approximately $3.4 billion.

GENERAL

Who is Macromedia?

        With headquarters in San Francisco, Macromedia is a leading provider of solutions to create and deliver effective, compelling, and memorable experiences—on the Internet, on fixed media, on wireless, and on digital devices.

Who is Adobe?

        With headquarters in San Jose, Adobe helps people and businesses communicate better through its world-leading digital imaging, design, and document technology platforms for consumers, creative professionals, and enterprises.

Why is Adobe acquiring Macromedia?

        Adobe's mission has always been to help people and businesses communicate better. Macromedia's mission has been to provide a rich media experience. Together, we share a vision for the future and with the combination of the two companies—our products, technologies and people—we will enable the creation and delivery of compelling content and experiences across multiple operating systems, devices and media.

Why are the companies joining now?

        Both companies are experiencing great success and momentum and have great opportunities ahead of them, and believe that together, they will be better able to achieve their combined vision with greater synergy. We also believe the joining of two healthy companies will lead to a more successful combined company.

What is the mission of the combined company?

        Adobe's mission remains the same—to help people and businesses communicate better. With the acquisition of Macromedia, Adobe strengthens its mission through the combination of leading-edge development, authoring and collaboration tools—and the complementary functionality of PDF and Flash. Going forward, the combined company has the opportunity to define a robust technology platform that delivers compelling, rich content across a wide range of devices and operating systems. Together we offer a broad set of products and benefits for customers:

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  For creative professionals, a more robust authoring and development environment to create, manage and deliver information;

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  For web developers, a better workflow with tighter integration and easier repurposing of content;

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  For digital video professionals, a broader solution that extends to delivery of rich video over the Internet;

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  For mobile consumers, developers content providers and operators, a richer set of offerings for delivering rich mobile content;

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  For business users, a richer environment for collaboration that enables both on-line and off-line collaboration;

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  For enterprises and enterprise developers, a more complete set of development tools and solutions that help connect back-end systems to people and processes; and

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  For key verticals such as Government and Education, more comprehensive solutions tailored to their specific needs.

        By combining the passion and creativity of two leading-edge companies, Adobe will continue driving innovation that is changing the way people everywhere experience and interact with information.

What do you see as the opportunities for the combined company going forward? Did something change in how Macromedia perceives its standalone business opportunity?

        Macromedia sees this as an opportunity to accelerate and expand its business models. Working as one team, Adobe and Macromedia see the opportunity for greater focus on delivering a compelling and industry-defining technology platform to meet a broader range of customer needs.

Is this a merger or an acquisition?

        Adobe is acquiring Macromedia. However, both companies will benefit greatly from joining forces. Macromedia's stockholders will own 18 percent of the combined company on a pro forma basis.

What will be the name of the combined company?

        Adobe Systems Incorporated.

How many employees does Macromedia have?

        Macromedia has approximately 1,450 employees worldwide.

How many employees does Adobe have?

        Adobe has approximately 4,000 employees worldwide.

What is the combined revenue of the two companies?

        On a pro-forma trailing reported four quarter basis, the combined companies would have generated in excess of $2.1 billion in revenue. We are not providing forward-looking financial targets for the combined company today.

Who proposed this acquisition—Adobe or Macromedia?

        With the recent success and strong momentum of both Macromedia and Adobe, the CEOs of each company agreed that this was an excellent time to combine forces. Together, we have the opportunity to create an industry-defining technology platform that delivers compelling, rich content across a wide range of devices and operating systems.

TRANSACTION DETAILS

How much is Adobe paying for this transaction? What are the terms of the acquisition? Is this a stock or cash transaction?

        Under the terms of the agreement, Macromedia stockholders will receive, at a fixed exchange ratio, in a tax-free exchange, 0.69 shares of Adobe common stock for each share of Macromedia common stock. Based upon Adobe' closing price on Friday, April 15, 2005 this will represent a price of $41.86 per Macromedia share.

What will be the composition of the stockholder base for the combined company?

        Macromedia's stockholders will own approximately 18 percent of the combined company or a pro forma basis.

When is this transaction expected to close?

        We expect the transaction to close by Fall (fourth quarter of calendar year 2005).

How will the transaction be accounted for? When will the transaction turn accretive?

        The transaction will be accounted for under the purchase accounting method. We expect the transaction to be break-even to slightly accretive to earnings in the first 12 months post close on a non-GAAP basis. Due to the absence at this time of estimates of the acquisition-related restructuring costs and the allocation of the purchase price between goodwill, in-process R&D, other intangibles and equity-based compensation expenses related to SFAS 123R, we are currently unable to provide GAAP estimates for future earnings. The company's target of break-even-to-slightly accretive to earnings on a non-GAAP basis assumes no adverse impact from the loss of deferred revenue in the first twelve months following the close due to purchase accounting.

What does "accretive" mean?

        In this type of transaction, accretive refers to the point at which the acquisition begins contributing positively to the EPS (earnings per share) of the acquiring company.

How much cash will the combined entity have?

        The balance sheets of both companies are strong. Combining the two, based on most recently reported quarters, shows cash and short term investments which exceed $1.8 billion.

Will this transaction impact guidance for the remainder of each company's fiscal year?

        There is no new guidance for either company. On April 18, 2005, Adobe provided its quarterly Q2 intra-quarter update and indicated that the company expects to achieve the high end of the revenue and EPS range. On April 18, 2005, Macromedia issued a press release commenting on its fourth quarter fiscal year 2005. Macromedia will announce its final fourth quarter fiscal and full year fiscal 2005 financial results on May 3, 2005 after close of market. Please see the companies' respective press releases of April 18, 2005.

What will be the fiscal reporting calendar for the combined company?

        Until the transaction is complete, Adobe and Macromedia will maintain their current fiscal reporting practices. Upon close, the combined company will operate on Adobe's fiscal calendar. Adobe's fiscal year 2005 closes on December 2, 2005, and its fiscal year 2006 begins the following day.

What is required to close the transaction?

        Stockholders of both companies must approve the deal. In addition, the transaction must obtain customary regulatory approvals.

Will Adobe employees be prohibited from trading Macromedia and Adobe stock?

        Due to the release of Adobe's intra-quarter update and the announcement of the acquisition of Macromedia, all Adobe employees will be restricted from trading stock on Monday, April 18, 2005. After close of market Monday, April 18, 2005, other than the customary blackout periods and insider trading restrictions, Adobe employees will not be prohibited from trading Adobe stock.

        However, to avoid potential issues, we recommend that Adobe employees do not trade Macromedia stock and Macromedia employees do not trade Adobe stock.

How confident are Macromedia and Adobe that this transaction will go through?

        Both Adobe and Macromedia expect the transaction to close. The Boards of both companies have approved the deal. Completion of this type of transaction is subject to customary closing conditions, including obtaining regulatory approvals and the approval of Macromedia and Adobe's stockholders. And while it is customary for a transaction of this magnitude to be evaluated, we do not anticipate any problems with regulatory approvals. That said, there are always risks involved in transactions of this size.

COMPANY ORGANIZATION

What will the management structure of the combined company be?

        Bruce Chizen will be the chief executive officer of the combined company. Shantanu Narayen will be the president and chief operating officer reporting to Chizen. Macromedia's current chief executive officer, Stephen Elop, will be president, Worldwide Field Operations also reporting to Chizen. In this role, Elop will be responsible for Adobe's sales, field marketing, professional services, sales operations, customer service and technical support. Murray Demo will be executive vice president and chief financial officer reporting to Chizen. Additionally upon close of the transaction, we anticipate other members of Macromedia's senior management will be joining the combined company in key leadership positions.

What will be the roles of Shantanu Narayen and Stephen Elop?

        Shantanu Narayen will be president and COO of the combined company, partnering with Bruce Chizen, CEO, in running the day to day operations of the company. With our combined product offering, it will be more important than ever to focus energy and attention on customer-facing organizations. We are fortunate that Stephen Elop has agreed to run Adobe's sales, field marketing, professional services, sales operations, customer service and technical support organizations. In this role, Stephen will be reporting directly to Bruce as president of Worldwide Operations. Additionally upon close of the transaction, we anticipate other members of Macromedia's senior management will be joining the combined company in key leadership positions.

Will there be any organizational impact on Adobe's senior management team?

        Both Adobe and Macromedia have strong, talented management. The combined company will take advantage of their skills as we scale the business and expand into new markets. However in an acquisition of this magnitude, companies typically experience some change in the composition of their executive teams.

Will there be any changes to Adobe's Board of Directors?

        Dr. John Warnock and Dr. Charles Geschke will remain as Chairmen of the Board of the combined company. Rob Burgess, Chairman of the Macromedia Board, will join the Adobe Board of Directors.

How can I learn more about the leadership team of Macromedia and Adobe?

        For biographies on Macromedia's leadership team, please go to www.macromedia.com/macromedia/management/exec bios. For biographies on Adobe's leadership team, please go to www.adobe.com/aboutadobe/pressroom/executivebios/main.html.

Will Macromedia become its own business unit or will it report into existing organizations within Adobe?

        Macromedia will not be a stand alone business unit once the transaction is completed. Organizational structure will be evaluated by the integration team with recommendations made to the executive steering committee, and will take effect upon close of the transaction. Until close of the transaction, both Adobe and Macromedia will continue to operate as independent companies.

Do you anticipate a reduction in force as a result of this transaction?

        When two successful growing companies join together, the result is a combined organization that creates new and exciting opportunities. The combination will lead to powerful new areas of innovation, new products and solutions, and an acceleration of our respective growth agendas. At the same time, there will be some duplication of employee functions between the two companies, and upon the close of the transaction, we anticipate some level of reduction in force. While we anticipate the integration team will identify opportunities for cost savings, the primary motivation for this acquisition is to continue to expand and grow our businesses into new markets. Our commitment is to communicate information about this topic as soon as we possibly can.

Will all the reductions in employees come from one company or the other, or both companies?

        Any potential reductions will be carefully considered and are likely to impact both organizations.

What will happen to current open job requisitions at both companies?

        Until the transaction closes, both companies will conduct business as usual—including recruiting and hiring. Both companies will continue with their current business practices of giving careful consideration to hiring.

Where will the company's headquarters be based?

        Headquarters for Adobe will remain located in San Jose. Macromedia's 601 Townsend facility in San Francisco will remain a key campus for the combined company.

Adobe and Macromedia both have offices in several of the same cities. Which offices will remain open? Will there be office closures?

        Where it makes sense, we anticipate the combined company will consolidate facilities as appropriate. Between now and close of this transaction, the integration team will review the worldwide locations of both companies and make recommendations to the integration steering committee regarding future plans based on our hiring plans and location of our customers.

Where are Macromedia's development sites?

        Macromedia has major development sites in San Francisco and San Diego, CA; Newton, MA; Bangalore, India.

Where are Adobe's development sites?

        Adobe has major development sites in North America (San Jose, CA; Seattle, WA; Arden Hills, MN and Ottawa, Ontario Canada) in Europe (Norwich, U.K. and Hamburg, Germany), and in Asia-Pacific (Tokyo, Japan and Noida, India).

Do we anticipate combining development sites?

        Until close of the transaction, the two companies will continue to operate business as usual in their current locations. Where it makes sense, we anticipate the combined company will consolidate facilities as appropriate. Between now and close of this transaction, this level of operational decision will be carefully evaluated by the integration team who will make recommendations to the integration steering committee.

What is the organizational structure of each company and how will the two be merged?

        Until close of the transaction, the two companies will continue to operate business as usual in their current locations. Macromedia is structured similarly to Adobe, with a business unit orientation. Between now and the close of this transaction, details regarding organizational structure will be evaluated and determined by the integration team, who will make recommendations to the integration steering committee.

How are we going to integrate the two sales organizations?

        Until the close of the transaction the companies will continue to operate independently. That said, both companies have strong channel sales and have momentum in developing enterprise-oriented sales models. And with the two companies joining, the opportunities to sell a broader array of solutions to a larger number of customers will also expand. The result will be a combined organization that creates new and exciting opportunities.

How are the employee benefits of the two companies similar? What will happen if there are differences in the companies' benefits and compensation plans?

        Both companies share similar compensation and benefits philosophies. Between now and the close of the transaction, the integration team will review in detail all compensation and benefit plans around the world and make recommendations to the integration steering committee if there are considerations that would impact Adobe's existing practices.

Will this acquisition prevent Adobe or Macromedia from achieving their quarterly and annual revenue and expense targets? If so, will it affect our compensation plans?

        Both companies will continue to operate as separate entities, and their respective plans will remain intact, including revenue and expense targets as well as appropriate compensation.

Between now and the close of the transaction, do my job responsibilities change?

        No. It is important to understand that until the transaction closes, Macromedia and Adobe remain independent companies. First and foremost, both companies will be focused on accomplishing their current business goals.

PRODUCT/SOLUTIONS

What opportunity is Adobe addressing with the acquisition of Macromedia?

        Together, Adobe and Macromedia will meet a wider set of customer needs by integrating products and technologies. We have significant opportunity to grow into new markets, particularly around mobile and enterprise customers. Our combined opportunities will allow us to better achieve our goals of:

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  Offering customers a broad set of tools, services and solutions for design, digital media, documents, and collaboration

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  Accelerating the expansion of our combined new business models

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  Developing new market opportunities around mobile and enterprise solutions that build upon our platforms

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  Enabling the deployment of an industry-defining, cross-media, rich-client technology platform across multiple operating systems and devices, through the complementary functionality of Macromedia Flash and Adobe PDF

What are the benefits of the combined product lines?

        Many of our customer segments are complementary and in many cases customers in those segments are using products from both companies. The combined company will be able to offer increased productivity through streamlined workflow and tighter integration. However, until the close of the transaction, the companies will continue to operate their respective businesses as usual.

Over what period of time will the expected benefits be realized?

        We anticipate some benefits will be realized shortly after the deal closes and we expect others may take several product cycles.

Will planned product releases for Macromedia or Adobe be affected?

        We do not anticipate any changes with respect to our ongoing business plans.

Will this affect the planned release of Macromedia Studio MX later this year?

        No.

What happens to the Macromedia brand?

        Adobe recognizes the strong equity of the Macromedia brand. That said, it makes great business sense for a company the size of the combined company to align behind a single corporate brand. Over time, Macromedia products will transition to the Adobe brand. Adobe expects to keep and continue investing in key Macromedia product brands.

Are there areas of duplication in product lines? If so, how will that be addressed?

        Adobe and Macromedia are committed to serving the needs of our combined customers. The companies are largely complementary, and thus the amount of competition between us is limited. Post closing, we believe the industry will remain as dynamic and competitive as it is today. Until the close of transaction, the companies will continue to operate business and usual. The combined company will not be able to create a joint product roadmap until after the transaction is closed.

Do you expect to integrate the FlashPlayer and the Adobe Reader?

        The complementary functionality of FlashPlayer and Adobe Reader will enable the deployment of a more robust cross-media, rich-client technology platform. The combined company will continue to be committed to the needs of both the FlashPlayer and Adobe Reader users.

How will Macromedia FlashPlayer be affected?

        The core tenets behind the success of the FlashPlayer will remain the same—a small download, high performance, and ubiquity.

How will Adobe Reader be affected?

        The core tenets behind the success of the Adobe Reader will remain the same: ubiquity, ease of use, reliability and ease in viewing, printing, and searching PDF documents on a variety of operating systems and devices.

Is the combined company committed to Flash as a development platform?

        Yes. Macromedia has made tremendous progress in attracting developers to Flash, and the Flash platform will be a key component of the combined company's strategy going forward.

How does this affect Adobe's support of SVG (scalable vector graphics)?

        Both Adobe and Macromedia have been involved in defining SVG and both were part of the W3C working group that defined SVG. The combined company will continue to work with customers and partners to define a future roadmap for our products.

How important is mobile to the combined company?

        Mobile is a huge new market opportunity for the combined company. Macromedia has demonstrated significant momentum with key partners like Nokia and Samsung and the combined company will accelerate this new business.

Customers, Partners and Developers

What can I say about the acquisition to vendors, customers and other interested parties outside of the company?

        Please refer outside parties to the Adobe/Macromedia Acquisition website found on Adobe.com and Macromedia.com for information regarding the integration. If you have customer or partner relationships, we will be providing additional information to help you communicate with them.

Why is this good for customers?

        This transaction will benefit customers across all segments the two companies serve—creative professionals working with web, print, and video; application developers; business users and enterprises; the mobile ecosystem, hobbyists and consumers. Combining the passion, creativity, and operational excellence of two leading-edge companies, will allow us to better serve customers by accelerating innovations that change the way that people everywhere are experiencing and interacting with information.

What does this mean for Macromedia's and Adobe's business partners?

        Together, Adobe and Macromedia will meet a wider set of customer needs by integrating products and technologies. The combined company has significant opportunity to grow into new markets, particularly around mobile and enterprise solutions. Our combined technology platform will allow us and our partners to provide solutions for customers who want to create, manage and deliver reliable, secure and interactive information, communications and applications.

Macromedia has worked hard to build a developer community around its products. Will the combination of Adobe and Macromedia change that?

        No. As the combined company works to build a technology platform, developers and designers are critical to our success. We look forward to working with all of our partners to realize our combined vision.

Will Macromedia continue to use blogging as a way to communicate with partners and customers?

        Until the close of the transaction, the companies will continue their current communication practices. Communicating directly with customers is a core value the combined company expects to maintain.

Will any products be eliminated or phased out as a result of this transaction?

        Adobe and Macromedia are committed to serving the needs of our combined customers. The companies are largely complementary, and thus the amount of competition between us is limited. Post closing, we believe the industry will remain as dynamic and competitive as it is today. Until the close of transaction, the companies will continue to operate business and usual. The combined company will not be able to create a joint product roadmap until after the transaction is closed.

How can I get more information about this transaction?

        Adobe and Macromedia will provide updates via the Adobe/Macromedia Acquisition website as information becomes available at www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html.

What do I do if I have questions regarding this transaction?

        Please reference the Adobe/Macromedia Acquisition website at www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html for information on how to submit questions regarding this transaction. We will collect questions and provide periodic updates to the FAQ.

Should Macromedia customers continue to call Macromedia for support of their products?

        Yes. Macromedia customers should continue to contact Macromedia support for Macromedia products and solutions. Until this transaction is closed, Macromedia and Adobe remain independent companies and will continue to operate their respective businesses as usual.

How long will training and support be available for Macromedia products?

        Adobe is committed to Macromedia customers and believes both training and support are critical components of providing a complete customer solution. The combined company does not expect a change in this philosophy.

What do I do if I want to purchase, get support, or be trained on a Macromedia product?

        Please visit the Macromedia home page at www.macromedia.com.

When will customers know who will be managing their account?

        After close of the transaction, customers will be notified if there are any changes to their account teams. Until the close of transaction, the companies will continue to operate their respective businesses as usual.

INTEGRATION

How do the cultures of the two companies compare?

        Both companies share a passion for innovation and a commitment to developing and delivering customer-driven software. While there are always differences in company cultures, we feel this combined company will be a stronger organization because of its diversity.

How will the integration process of the two companies be managed?

        Adobe has a well defined process for managing integration, based on industry best practices. Integration planning will begin immediately, while integration implementation will not begin until the acquisition is closed.

        The integration process will be managed by the Integration Program Office, consisting of one Integration Lead from each company. The Integration Leads will be Jim Briody, Adobe vice president Corporate Services, and Betsey Nelson, Macromedia executive vice president and CFO.

        The Integration Program Office will be overseen by the Integration Steering Committee, consisting of: Bruce Chizen, CEO Adobe; Stephen Elop, president and CEO, Macromedia; Shantanu Narayen, president and COO, Adobe; Murray Demo, executive vice president and CFO, Adobe; and Theresa Townsley, senior vice president, Human Resources, Adobe. Shantanu Narayen will serve as chair of the Integration Steering Committee.

        Additionally, Adobe has secured the services of Webb McKinney, a seasoned technology industry executive with years of acquisition integration experience, in an advisory capacity to the Integration Program Office and Integration Steering Committee. McKinney recently retired from HP where he was an executive vice president, and is now in an executive consulting role with Deloitte & Touche LLP.

How are integration team members being selected?

        The integration team will be comprised of key individuals from Adobe and Macromedia representing businesses, processes, and/or functional areas. Integration team members will be selected by their respective executive team member and approved by the Integration Steering Committee. For confidentiality purposes during the integration planning phase, most integration team members will be full-time members dedicated to integration planning.

How will the companies minimize integration risk?

        Successful integration is key to realizing the vision for the combined companies. Adobe and Macromedia have executed successfully on smaller acquisitions in the recent past. Our executives and integration teams expect to hit the ground running immediately on integration planning. Additionally, they will be advised by Webb McKinney, an experienced external advisor.

When can I contact my respective counterpart at Macromedia or Adobe to discuss integration issues?

        It is important that each company continue to operate independently until the close of the transaction. Therefore, only certain individuals will be identified to participate in integration planning. If you are selected to participate, you will be contacted by a member of your senior management team. Do not contact anyone from the other company directly unless you are authorized to do so as part of the integration planning process. If you have questions regarding contact, please contact your company's Integration Lead (Jim Briody for Adobe and Betsey Nelson for Macromedia).

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004, and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

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ADOBE—MACROMEDIA ACQUISITION ANNOUNCEMENT Frequently Asked Questions—Internal